May 8, 2014

Via EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Modern Holdings Incorporated Registration Statement on Form S-1 (the “Registration Statement”) Initially Confidentially Submitted on October 3, 2013 CIK No. 941436

Dear Mr. Shuman:

On behalf of Modern Holdings Incorporated (the “Company”) enclosed is Amendment No. 2 to the Company’s Registration Statement on Form S-1 to be filed with the U.S. Securities and Exchange Commission (the “Commission”), marked to show changes from the Amendment No. 1 to Form S-1 submitted to the Commission on April 30, 2014.

Please call the undersigned at (973) 491-3315 with any questions or for any further information. Thank you for your assistance.

Very truly yours,

/s/ James T. Seery

James T. Seery

JTS/cc

cc: Henry L. Guy, President and Chief Executive Officer

E-mail: james.seery@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3315	Newark, New Jersey 07102
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